

U.S. Securities and Exchange Commission
Division of Investment Management

May 9, 2023

VIA E-mail

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
richard.horowitz@dechert.com

   Re: Fidelity Private Credit Central Fund LLC
      File No. 000-56538

Dear Mr. Horowitz:

   On April 10, 2023, you filed a registration statement on Form 10 on behalf of Fidelity Private Credit Central Fund LLC (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

   Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

   We note that the Fund is voluntarily registering common units of its limited liability company interests ("Units") under section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Fund's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

General Explanatory Note – Page 1

1. Please add the following bullet points and also present the text of all bulleted items in boldface:

- Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.
- The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
- The privately-held companies and below-investment-grade securities ("junk" bonds) in which the Fund will invest will be difficult to value and are illiquid.
- The Fund will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.
- The Fund is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012. As a result, the Fund is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See "Emerging Growth Company" at page [   ].
- The amount of distributions that the Fund may pay, if any, is uncertain.
- The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Item 1. BUSINESS
General Development of Business – Page 5

2. Has the Fund granted, or does it expect to grant, preferential rights or terms to certain investors that are not available to other investors, pursuant to a side letter or otherwise? If so, what are such rights or terms, and what is the criteria by which such investors were selected? How does the granting of such rights or terms impact the fund, and investors who are not granted them? We may have further comments based on your response.

3. Please add disclosure to the first paragraph specifying the exemption(s) upon which the Fund expects to rely for the private offering of Units.

4. Given that the stated purpose of the Fund is to serve as an aggregator vehicle through which one or more Fidelity-advised funds can invest, please tell us how you will comply with Section 12(d)(1)(A) of the 1940 Act with respect to investments by Fidelity-affiliated funds and/or accounts.

The Private Offering – Page 11

5. Please disclose in this section what happens to investors who fail to honor their commitment obligations.

Advisory Agreement – Page 11

6. Please disclose a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. We believe that such disclosure would be helpful to investors.

Limited Exclusion Right; Withdrawal – Page 18

7. With respect to the Fund's ability to exclude Unit Holders from purchasing Units, please clarify in your disclosure the meaning of "undue economic, compliance, or other burden," as well as "other similar reasons."

8. Please also revise the disclosure to provide a clear rationale for the exclusion of Unit Holders who have been convicted in, or become subject to, a criminal proceeding or investigation.

    Does the Fund's right to exclude Unit Holders in connection with criminal proceedings or investigations ("… or has been convicted in, or become subject to, a criminal proceeding or investigation") relate to any and all such investigations and proceedings, or does the Fund have discretion based on the nature of the charges or investigation? We may have further comments based on your response.

9. Does the Fund's exclusion right extend to removal of a Unit Holder from the Fund? If so, what is the price at which the shares will be repurchased? In addition, as applicable, please explain how such repurchase is consistent with Section 23 of the 1940 Act. We may have further comments based on your response.

Regulation as a Business Development Company – Page 18
Limitations on Leverage **– Page 20**

10. Please revise your disclosure to (i) clarify that the asset coverage requirement is 200%, which may be reduced to 150% if certain conditions are met (e.g., approval of independent directors or shareholders), and (ii) specify whether those conditions have been met such that the ratio is 150%, or that the Fund expects to meet those conditions.

Item 15. FINANCIAL STATEMENTS AND EXHIBITS – Page 99

11. Please ensure that the form of Subscription Agreement will be filed as an exhibit to the registration statement.

ACCOUNTING COMMENTS

12. Please discuss in your response letter the Fund's method for accounting for offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

13. Please include headings with the dates of the periods in the Consolidated Statement of Changes in Partners' Capital.

14. In future financial statements please include all of the disclosures required for restricted securities in the financial statements, including acquisition date. See Article 12-12, Footnote 8 of Regulation S-X.

15. In future financial statements please disclose the average dollar amount and the average interest rate of all outstanding borrowings as required by Article 6-07(3) of Regulation S-X.

16. Please ensure that the Fund will comply with the Exchange Act reporting requirements in filing its first 10-Q or 10-K. After a registrant's first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

* * * * * *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-3623 or Ken Ellington at (202) 551-6909.

Sincerely,

/s/ Daniel S. Greenspan

Senior Counsel

cc: John Lee, Branch Chief
        Christian Sandoe, Assistant Director